Exhibit 12

CBS CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Tabular dollars in millions, except ratios)

	Six Months Ended		Twelve Months Ended
	June 30,		December 31,
	2011	2010	2010	2009	2008	2007	2006

Earnings (loss) before income taxes and equity in earnings (loss) of investee companies	$968	$254	$1,222	$443	$(12,575)	$2,133	$2,133

Add:
Distributions from investee companies	2	—	—	2	6	8	9
Interest expense, net of capitalized interest	220	272	529	542	547	571	565
1/3 of rental expense	95	97	198	206	216	193	161

Total Earnings (loss)	$1,285	$623	$1,949	$1,193	$(11,806)	$2,905	$2,868

Fixed charges:
Interest expense, net of capitalized interest	$220	$272	$529	$542	$547	$571	$565
1/3 of rental expense	95	97	198	206	216	193	161

Total fixed charges	$315	$369	$727	$748	$763	$764	$726

Ratio of earnings to fixed charges	4x	2x	3x	2x	Note a	4x	4x

Note:

(a) Earnings are inadequate to cover fixed charges by $12.57 billion due to the non-cash impairment charges of $14.18 billion.